EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share

	Years Ended June 30,
	2007	2006	2005
Basic income per share
Net income	$2,326,000	$2,328,000	$2,936,000

Weighted-average shares:
Outstanding	8,122,000	8,009,000	7,790,000

Basic income per share	$0.29	$0.29	$0.38

Diluted income per share
Net income	$2,326,000	$2,328,000	$2,936,000

Weighted-average shares:
Outstanding	8,122,000	8,009,000	7,790,000
Options	119,000	190,000	362,000
Restricted common stock	186,000	89,000	-
	8,427,000	8,288,000	8,152,000
Diluted income per share	$0.28	$0.28	$0.36